Exhibit 99.1

Yandex Announces Third Quarter 2016 Financial Results

MOSCOW, Russia and AMSTERDAM, the Netherlands, October 27, 2016 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Q3 2016 Financial Highlights(1)(2)

•	Revenues of RUB 19.3 billion ($305.5 million), up 25% compared with Q3 2015
•	Adjusted EBITDA of RUB 6.9 billion ($109.1 million), up 14% compared with Q3 2015; adjusted EBITDA margin of 35.7%
•	Adjusted net income of RUB 3.8 billion ($60.1 million), up 8% compared with Q3 2015; adjusted net income margin of 19.7%
•	Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 66.2 billion ($1,048.9 million) as of September 30, 2016

Q3 2016 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 55.9% in Q3 2016 compared to 57.0% in Q2 2016 (according to LiveInternet)
•	Search queries in Russia grew 5% compared with Q3 2015
•	Yandex.Taxi introduced lower tariffs and rolled out surge pricing in Moscow
•	Yandex announced termination of agreement to acquire its Moscow headquarters

“Revenue and EBITDA continued to grow strongly in Q3, boosted by innovation on our advertising platform,” said Arkady Volozh, Chief Executive Officer of Yandex. “We see new opportunities within our geolocation services to drive revenues from our maps and navigation products.”

“In Q3 we delivered 25% top line revenue growth and 36% adjusted EBITDA margins while deploying significant investments to our fast-growing business units,” said Alexander Shulgin, Chief Operating Officer of Yandex.  “We are moving aggressively to expand Taxi’s leading market position and, following encouraging market tests, are accelerating Market’s transition to a CPA model.”

The following table provides a summary of our key consolidated financial results for the three months and nine months ended September 30, 2015 and 2016:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Revenues	15,439	19,293	25%	41,698	53,806	29%
Ex-TAC revenues[2]	12,157	15,561	28%	32,677	43,130	32%
Income from operations	3,183	3,553	12%	6,865	9,510	39%
Adjusted EBITDA[2]	6,021	6,888	14%	14,409	19,420	35%
Net income	4,278	2,443	-43%	6,828	5,570	-18%
Adjusted net income[2]	3,507	3,793	8%	8,547	10,867	27%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 63.1581 to $1.00, the official exchange rate quoted as of September 30, 2016 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Online Advertising Revenues:
Yandex websites	11,137	13,435	21%	30,216	37,401	24%
Advertising network	3,931	5,005	27%	10,476	14,173	35%
Total online advertising revenues	15,068	18,440	22%	40,692	51,574	27%
Other	371	853	130%	1,006	2,232	122%
Total revenues	15,439	19,293	25%	41,698	53,806	29%

Online advertising revenues grew 22% compared with Q3 2015 and continued to determine overall top-line performance, contributing 96% of total revenues in Q3 2016. Online advertising revenues include revenues derived from text-based and display advertising on Yandex websites and in our ad network.

Online advertising revenues from Yandex websites increased 21% compared with Q3 2015 and accounted for 70% of total revenues during Q3 2016.

Online advertising revenues from our ad network increased 27% compared with Q3 2015 and contributed 26% of total revenues during Q3 2016, 50 basis points higher than in Q3 2015.

Other revenues grew 130% compared with Q3 2015, and were mainly driven by growth in Yandex.Taxi revenues.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 12% compared with Q3 2015.

Our average cost per click grew 10% compared with Q3 2015.

Segment revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Revenues:
Search and Portal	14,505	17,482	21%	39,232	49,161	25%
E-commerce	827	1,200	45%	2,228	3,312	49%
Taxi	234	587	151%	589	1,560	165%
Classifieds	243	352	45%	633	906	43%
Experiments	106	210	98%	299	548	83%
Eliminations	(476)	(538)	13%	(1,283)	(1,681)	31%
Total Revenues	15,439	19,293	25%	41,698	53,806	29%

Search and Portal segment includes all our services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Radio, Yandex.Tickets, Yandex.Afisha and Yandex TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher) and Search and Portal in Turkey.

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-

based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q3 2016, Yandex hired 350 full-time employees. The total number of full-time employees was 5,909 as of September 30, 2016, an increase of 6% from June 30, 2016, and up 9% from September 30, 2015.

Costs of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
TAC:
Related to the Yandex ad network	2,333	2,778	19%	6,312	7,914	25%
Related to distribution partners	949	954	1%	2,709	2,762	2%
Total TAC	3,282	3,732	14%	9,021	10,676	18%
Total TAC as a % of total revenues	21.3%	19.3%		21.6%	19.8%
Other cost of revenues	1,036	1,186	14%	2,992	3,442	15%
Other cost of revenues as a % of revenues	6.7%	6.1%		7.2%	6.4%
Total cost of revenues	4,318	4,918	14%	12,013	14,118	18%
Total cost of revenues as a % of revenues	28.0%	25.5%		28.8%	26.2%

TAC grew 14% compared with Q3 2015 and represented 19.3% of total revenues in Q3 2016, 200 basis points lower than in Q3 2015 and 40 basis points lower than in Q2 2016.The slowdown in the growth of partner TAC was mostly due to changes in partner revenue mix.

Other cost of revenues in Q3 2016 increased 14% compared with Q3 2015.

Product development

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Product development	3,168	3,858	22%	9,815	11,529	17%
As a % of revenues	20.5%	20.0%		23.5%	21.4%

Growth in product development costs in Q3 2016 primarily reflects salary increases in early 2016 and new hires.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Sales, general and administrative	2,618	4,475	71%	7,489	11,450	53%
As a % of revenues	17.0%	23.2%		18.0%	21.3%

SG&A costs grew faster than revenue, increasing by 71% in Q3 2016 compared to Q3 2015 as a result of growth in advertising and marketing expenses which were aimed at supporting our core products, including search and Yandex.Browser, as well as our business units, including Taxi, E-Commerce and Classifieds.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
SBC expense included in cost of revenues	41	50	22%	125	145	16%
SBC expense included in product development	457	532	16%	1,231	1,672	36%
SBC expense included in SG&A	173	203	17%	469	740	58%
Total SBC expense	671	785	17%	1,825	2,557	40%
As a % of revenues	4.3%	4.1%		4.4%	4.8%

Total SBC expense increased 17% in Q3 2016 compared with Q3 2015. The increase is primarily related to new equity-based grants made in 2015-2016.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Depreciation and amortization	2,152	2,489	16%	5,516	7,199	31%
As a % of revenues	13.9%	12.9%		13.2%	13.4%

D&A expense increased 16% in Q3 2016 compared with Q3 2015 and primarily reflected investments in servers and data centers made in 2015 and 2016.

As a result of the factors described above, income from operations was RUB 3.6 billion ($56.3 million) in Q3 2016, a 12% increase from Q3 2015, while adjusted EBITDA reached RUB 6.9 billion ($109.1 million) in Q3 2016, up 14% from Q3 2015.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Adjusted EBITDA	6,021	6,888	14%	14,409	19,420	35%

Adjusted EBITDA by segments

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Adjusted EBITDA:
Search and Portal	6,041	7,484	24%	14,523	20,322	40%
E-commerce	436	386	-11%	1,240	1,091	-12%
Taxi	44	(633)	n/m	181	(786)	n/m
Classifieds	83	26	-69%	160	43	-73%
Experiments	(583)	(375)	-36%	(1,695)	(1,250)	-26%
Total adjusted EBITDA	6,021	6,888	14%	14,409	19,420	35%

Interest income, net in Q3 2016 was RUB 351 million, down from RUB 415 million in Q3 2015.

Foreign exchange loss in Q3 2016 was RUB 432 million, compared with a foreign exchange gain of RUB 1,947 million in Q3 2015. This loss reflects the appreciation of the Russian ruble during Q3 2016 from RUB 64.2575 to $1.00 on June 30, 2016, to RUB 63.1581 to $1.00 on September 30, 2016. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within Other income/(loss), net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2016.

Income tax expense for Q3 2016 was RUB 1,243 million, down from RUB 1,396 million in Q3 2015. Our effective tax rate of 33.7% in Q3 2016 was higher than in Q3 2015. Adjusted for SBC expense, our effective tax rate for Q3 2016 was 27.8%, compared to 22.7% in 2015 as adjusted for SBC expense and one-off effects in 2015. The increase in the adjusted effective tax rate was primarily driven by additional provisions we have taken in Q3 2016 related to certain past tax audits.

Net income was RUB 2.4 billion ($38.7 million) in Q3 2016, down 43% compared with Q3 2015, mainly due to foreign exchange loss and an increase in SG&A, which grew faster than total revenue.

Adjusted net income in Q3 2016 was RUB 3.8 billion ($60.1 million), a 8% increase from Q3 2015.

Adjusted net income margin was 19.7% in Q3 2016, compared with 22.7% in Q3 2015.

As of September 30, 2016, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 66.2 billion ($1,048.9 million).

Net operating cash flow for Q3 2016 was RUB 6.2 billion ($98.1 million) and capital expenditures were RUB 2.8 billion ($43.7 million), respectively.

During Q3 2016, we repurchased $4.6 million in principal of our 1.125% convertible senior notes due 2018 for approximately $4.5 million.

Redeemable noncontrolling interests presented in our consolidated balance sheets relate to the equity incentive program to the employees of the E-Commerce, Taxi and Classifieds segments.

The total number of shares issued and outstanding as of September 30, 2016 was 321,798,510 including 276,248,540 Class A shares, 45,549,969 Class B shares, and one Priority share and excluding 8,258,244 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled.  There were also employee share options outstanding to purchase up to an additional 2.6 million shares, at a weighted average exercise price of $5.25 per share, all of which, excluding options for approximately 2,000 shares, were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $29.87, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 7.7 million shares, of which RSUs to acquire 2.0 million shares were fully vested.

Please note, that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q3 2016 earnings release, including quarterly data for the seven quarters from Q1 2015 through Q3 2016 and annual data for the three years from 2013 through 2015.

Financial outlook

Based on our current outlook, we are raising revenue growth outlook for the calendar year 2016. We now expect our revenue to grow in the range of 22% to 24% in 2016 compared with 2015.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on October 27, 2016 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2296

UK/International: +44 20 3427 1905

Russia: 8 800 500 9311

Passcode: 3577902#

A replay of the call will be available until November 2, 2016. To access the replay, please dial:

US: +1 866 932 5017

UK/International: +44 20 3427 0598

Russia: 810 800 2870 1012

Passcode: 3577902#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/hiwq9at6

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building user-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2016. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October 27, 2016, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations and (4) provision for income taxes, less (A) interest income, net and (B) other income/(loss), net

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations and (3) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax;  less (A) foreign exchange gains (plus foreign exchange losses) adjusted for the increase (reduction) in income tax attributable to the foreign exchange gains (losses) and (B) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from the repurchase of $4.6 million in principal of our 1.125% convertible senior notes due 2018 for approximately $4.5 million that we recorded in Q3 2016. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2015*	2016	2016
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	24,238	51,695	818.5
Term deposits	15,150	12,654	200.4
Investments in debt securities	2,915	1,895	30.0
Accounts receivable, net	5,586	6,293	99.6
Prepaid expenses	1,505	1,298	20.6
Other current assets	3,835	2,863	45.3
Total current assets	53,229	76,698	1,214.4

Property and equipment, net	20,860	18,844	298.4
Intangible assets, net	5,988	5,975	94.6
Goodwill	8,581	8,466	134.0
Long-term prepaid expenses	1,488	1,422	22.5
Restricted cash, non-current	533	462	7.3
Term deposits, non-current	18,399	-	-
Investments in non-marketable equity securities	1,122	1,343	21.3
Deferred tax assets	226	367	5.8
Other non-current assets	1,392	1,864	29.5
TOTAL ASSETS	111,818	115,441	1,827.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,994	7,917	125.4
Taxes payable	2,800	3,003	47.5
Deferred revenue	1,875	1,840	29.1
Total current liabilities	11,669	12,760	202.0
Convertible debt	27,374	22,799	361.0
Deferred tax liabilities	1,552	1,445	22.9
Other accrued liabilities	1,126	971	15.4
Total liabilities	41,721	37,975	601.3

Commitments and contingencies
Redeemable noncontrolling interests	-	789	12.5
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 61,295,523 and 46,997,887 and Class C: 61,295,523 and 46,997,887); shares issued (Class A: 282,161,148 and 284,506,784, Class B: 47,895,605 and 45,549,969, and Class C: 12,000,000 and 48,000, respectively); shares outstanding (Class A: 271,356,566 and 276,248,540, Class B: 47,895,605 and 45,549,969, and Class C: nil)	75	286	4.5
Treasury shares at cost (Class A: 10,804,582 and 8,258,244, respectively)	(12,531)	(9,446)	(149.6)
Additional paid-in capital	17,257	16,803	266.0
Accumulated other comprehensive income	3,099	2,056	32.6
Retained earnings	62,197	66,978	1,060.5
Total shareholders’ equity	70,097	76,677	1,214.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	111,818	115,441	1,827.8

*     Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2015	2016	2016
	RUB	RUB	$

Revenues	15,439	19,293	305.5
Operating costs and expenses:
Cost of revenues(1)	4,318	4,918	77.9
Product development(1)	3,168	3,858	61.1
Sales, general and administrative(1)	2,618	4,475	70.8
Depreciation and amortization	2,152	2,489	39.4
Total operating costs and expenses	12,256	15,740	249.2
Income from operations	3,183	3,553	56.3
Interest income, net	415	351	5.6
Other income/(loss), net	2,076	(218)	(3.5)
Net income before income taxes	5,674	3,686	58.4
Provision for income taxes	1,396	1,243	19.7
Net income	4,278	2,443	38.7
Net income per Class A and Class B share:
Basic	13.42	7.60	0.12
Diluted	13.28	7.47	0.12
Weighted average number of Class A and Class B shares outstanding
Basic	318,800,527	321,342,428	321,342,428
Diluted	322,118,209	326,825,443	326,825,443

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	41	50	0.8
Product development	457	532	8.4
Sales, general and administrative	173	203	3.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2015	2016	2016
	RUB	RUB	$

Revenues	41,698	53,806	851.9
Operating costs and expenses:
Cost of revenues(1)	12,013	14,118	223.5
Product development(1)	9,815	11,529	182.5
Sales, general and administrative(1)	7,489	11,450	181.4
Depreciation and amortization	5,516	7,199	114.0
Total operating costs and expenses	34,833	44,296	701.4
Income from operations	6,865	9,510	150.5
Interest income, net	1,255	1,311	20.8
Other income/(loss), net	1,122	(2,241)	(35.5)
Net income before income taxes	9,242	8,580	135.8
Provision for income taxes	2,414	3,010	47.6
Net income	6,828	5,570	88.2
Net income per Class A and Class B share:
Basic	21.45	17.39	0.28
Diluted	21.15	17.11	0.27
Weighted average number of Class A and Class B shares outstanding
Basic	318,353,267	320,370,040	320,370,040
Diluted	322,791,055	325,618,354	325,618,354

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	125	145	2.3
Product development	1,231	1,672	26.5
Sales, general and administrative	469	740	11.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	4,278	2,443	38.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,749	1,972	31.2
Amortization of intangible assets	403	517	8.2
Amortization of debt discount and issuance costs	241	223	3.5
Share-based compensation expense	671	785	12.4
Deferred income taxes	4	23	0.4
Foreign exchange (gains)/losses	(1,947)	432	6.8
Gain from sale of equity securities	-	(157)	(2.5)
Gain from repurchases of convertible debt	(93)	-	-
Other	(31)	1	0.1
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(80)	(669)	(10.6)
Prepaid expenses and other assets	121	(379)	(6.0)
Accounts payable and accrued liabilities	1,394	973	15.4
Deferred revenue	(127)	29	0.5
Net cash provided by operating activities	6,583	6,193	98.1
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,524)	(2,761)	(43.7)
Proceeds from sale of property and equipment	8	93	1.5
Investments in non-marketable equity securities	(21)	(119)	(1.9)
Investments in debt securities	-	(1,906)	(30.2)
Proceeds from maturity of debt securities	582	2,525	40.0
Investments in term deposits	(4,700)	(3,554)	(56.3)
Maturities of term deposits	7,263	22,836	361.6
Loans granted	(22)	(167)	(2.7)
Net cash provided by investing activities	586	16,947	268.3
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	48	121	1.9
Repurchases of convertible debt	(2,192)	(589)	(9.3)
Payments of contingent consideration	(89)	-	-
Other financing activities	-	(17)	(0.3)
Net cash used in financing activities	(2,233)	(485)	(7.7)
Effect of exchange rate changes on cash and cash equivalents	3,673	(466)	(7.4)
Net change in cash and cash equivalents	8,609	22,189	351.3
Cash and cash equivalents at beginning of period	9,430	29,506	467.2
Cash and cash equivalents at end of period	18,039	51,695	818.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2015	2016	2016
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	6,828	5,570	88.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	4,397	5,742	90.9
Amortization of intangible assets	1,119	1,457	23.1
Amortization of debt discount and issuance costs	732	710	11.2
Share-based compensation expense	1,825	2,557	40.5
Deferred income taxes	(101)	(191)	(3.0)
Foreign exchange (gains)/losses	(794)	2,671	42.3
Gain from sale of equity securities	-	(157)	(2.5)
Gain from repurchases of convertible debt	(243)	(53)	(0.8)
Other	(96)	(147)	(2.5)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(863)	(872)	(13.8)
Prepaid expenses and other assets	782	821	13.0
Accounts payable and accrued liabilities	661	2,019	32.0
Deferred revenue	(171)	(8)	(0.1)
Net cash provided by operating activities	14,076	20,119	318.5
CASH FLOWS (USED IN)/PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(11,386)	(6,702)	(106.1)
Proceeds from sale of property and equipment	35	158	2.5
Acquisitions of businesses, net of cash acquired	(186)	-	-
Investments in non-marketable equity securities	(75)	(361)	(5.7)
Investments in debt securities	-	(1,906)	(30.2)
Proceeds from maturity of debt securities	3,426	2,525	40.0
Investments in term deposits	(26,610)	(37,396)	(592.1)
Maturities of term deposits	22,638	55,815	883.7
Loans granted	(22)	(273)	(4.3)
Escrow cash deposit	58	-	-
Net cash (used in)/provided by investing activities	(12,122)	11,860	187.8
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	139	331	5.2
Repurchases of convertible debt	(4,909)	(2,079)	(32.9)
Payments of contingent consideration	(89)	(65)	(1.0)
Other financing activities	-	(17)	(0.3)
Net cash used in financing activities	(4,859)	(1,830)	(29.0)
Effect of exchange rate changes on cash and cash equivalents	3,299	(2,692)	(42.6)
Net change in cash and cash equivalents	394	27,457	434.7
Cash and cash equivalents at beginning of period	17,645	24,238	383.8
Cash and cash equivalents at end of period	18,039	51,695	818.5

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Total revenues	15,439	19,293	25%	41,698	53,806	29%
Less: traffic acquisition costs (TAC)	3,282	3,732	14%	9,021	10,676	18%
Ex-TAC revenues	12,157	15,561	28%	32,677	43,130	32%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Net income	4,278	2,443	-43%	6,828	5,570	-18%
Add: depreciation and amortization	2,152	2,489	16%	5,516	7,199	31%
Add: share-based compensation expense	671	785	17%	1,825	2,557	40%
Add: compensation expense related to contingent consideration	15	61	n/m	203	154	-24%
Less: interest income, net	(415)	(351)	-15%	(1,255)	(1,311)	4%
Less: other (income)/loss, net	(2,076)	218	-111%	(1,122)	2,241	n/m
Add: provision for income taxes	1,396	1,243	-11%	2,414	3,010	25%
Adjusted EBITDA	6,021	6,888	14%	14,409	19,420	35%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2015	2016	Change	2015	2016	Change
Net income	4,278	2,443	-43%	6,828	5,570	-18%
Add: SBC expense	671	785	17%	1,825	2,557	40%
Less: reduction in income tax attributable to SBC expense	(10)	(12)	20%	(30)	(36)	20%
Add: compensation expense related to contingent consideration	15	61	n/m	203	154	-24%
Less: foreign exchange (gains)/losses	(1,947)	432	-122%	(794)	2,671	n/m
Add: increase/(decrease) in income tax attributable to foreign exchange gains/(losses)	386	(83)	-122%	139	(541)	n/m
Less: gain from repurchases of convertible debt	(93)	-	-100%	(243)	(53)	-78%
Add: increase in income tax attributable to gain from repurchases of convertible debt	23	-	-100%	61	13	-79%
Add: amortization of debt discount	241	223	-7%	732	710	-3%
Less: reduction in income tax attributable to amortization of debt discount	(57)	(56)	-2%	(174)	(178)	2%
Adjusted net income	3,507	3,793	8%	8,547	10,867	27%

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30, 2016	2,443	12.7%	4,445	6,888	35.7%	44.3%
Nine months ended September 30, 2016	5,570	10.4%	13,850	19,420	36.1%	45.0%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other loss, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30, 2016	2,443	12.7%	1,350	3,793	19.7%	24.4%
Nine months ended September 30, 2016	5,570	10.4%	5,297	10,867	20.2%	25.2%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses (as adjusted for the decrease in income tax attributable to the losses),   gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.